Filed pursuant to Rule 253(g)(2)

File No. 024-11377

This Supplement No. 2, dated February 9, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated January 7, 2022, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa Series 8780 Churchill Place

SUPPLEMENT NO. 2 DATED FEBRUARY 9, 2022 TO OFFERING CIRCULAR

DATED JANUARY 7, 2022

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

The information contained herein supplements key information related to Landa App LLC - 8780 Churchill Place Jonesboro GA LLC (also referred to herein as “Landa Series 8780 Churchill Place”) and its underlying Property contained the sections titled “Current and Previous Series Offerings” set forth on page viii and “Description of the Properties - Landa Series 8780 Churchill Place” set forth on page 100 of the Offering Circular, which can be found here. Except as specifically set forth in this supplement, all other information regarding Landa Series 8780 Churchill Place in the Offering Circular is otherwise unchanged. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Offering Circular.

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Master Series Table”) shows updated key information related to each Landa Series 8780 Churchill Place and its underlying Property. This information will be referenced in the following sections when referring to the Master Series Table. In addition, please see the sections entitled “Description of the Properties” included herein and the section entitled “Use of Proceeds” in the Offering Circular for more information regarding Landa Series 8780 Churchill Place.

Series	Offering Status	Opening Date	Qualification Date	Closing Date	Total Number of Shares Sold (1)	Property Appraisal Date	Property Appraisal Value	Monthly Rental Income	Lease Expiration	Monthly Property Taxes	Insurance Expiration	Monthly Insurance Expense
Landa Series 8780 Churchill Place (2)(3)	Open	1/9/22	1/7/22	-	740	11/6/2021	$208,000	$0		$130	7/1/2022	$38.23

(1)	Reflected as of the date of this supplement.
(2)	Title for the property underlying this Series is currently held by this Series.
(3)	The Manager commenced an eviction proceeding against the tenant of this Property due to lack of payment under the applicable lease agreement. This Series will not be able to make distributions until such time as it enters into a lease agreement with a new tenant. Until such time, all fees and expenses will be paid using the Series’ Reserves. The Manager will not earn its Management Fee until the Property enters into a new lease agreement.

DESCRIPTION OF THE PROPERTIES

Landa Series 8780 Churchill Place

Landa App LLC - 8780 Churchill Place Jonesboro GA LLC (also referred to herein as “Landa Series 8780 Churchill Place”), which was registered in Delaware in July 2021, pursuant to a Certificate of Registered Series of a Limited Liability Company.

The Manager commenced an eviction proceeding against the tenant of this Property due to lack of payment under the applicable Lease Agreement. Landa Series 8780 Churchill Place will not be able to make distributions until such time as it enters into a lease agreement with a new tenant. Until such time, all fees and expenses will be paid using the Landa Series 8780 Churchill Place’s Reserves. In the event that Landa Series 8780 Churchill Place does not enter into a new Lease Agreement and does not have enough funds in its Reserves to cover its ongoing obligations, the Manager or its affiliates may provide a related-party loan to the Series, at an interest rate no greater than 7% per annum, to be determined solely by the Manager

Address:	8780 Churchill Place, Jonesboro, GA 30238

Property Type:	Single Family Home

Year Built:	1979

Bedrooms:	3

Baths:	2

Square Footage:	1,717 sq. ft.

Anticipated Material Renovations, Repairs or Maintenance to the Property (1):	No

Appraisal Value:	Please see the Master Series Table.

(1)	The Manager does not currently anticipate any material renovations, repairs or maintenance costs with respect to this Property; however, there may be material renovations, repairs or maintenance costs in the future. Any future material renovations, repairs or maintenance costs to the Property will be paid for using funds from the Offered Series’ Reserves. In the event that there are not enough funds in the Reserves to cover such renovations, repairs or maintenance, the Offered Series may seek further debt financing from a related-party loan from the Manager. For discussion of factors that may result in increased costs to the Offered Series, please see “Risk Factors—Risks Related to the Properties and the Offered Series—An Offered Series may not be able to control its operating costs or its expenses may remain constant or increase, even if its revenues do not increase, causing its results of operations to be adversely affected.”

Lease Expiration, Monthly Rent

Please see the Master Series Table for information regarding the lease expiration and monthly rent for this Property.

Taxes and Insurance

Please see the Master Series Table for information regarding taxes and insurance for this Property

Refinance Note

Please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Loans.” for information regarding the Refinance Note for this Offered Series.

Monthly Management Fee

The Monthly Management Fee payable by this Offered Series is 8% of the Gross Monthly Rent. The Monthly Management Fee may be change at any time, in the sole discretion of the Manager, but at no time, will it exceed 10% of the Gross Monthly Rent. The Manager will not collect its Monthly Management Fee until the Property enters into a new lease agreement.

Allocation to Reserve

We expect this Offered Series will contribute monthly to its Reserve by allocating up to 15% of its Gross Monthly Rent to the Reserve.